Exhibit 99.1

Scorpio Tankers Inc. Announces Agreement to Purchase an LR2 Aframax Product Tanker

MONACO -- (Marketwire) – September 21, 2010 -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company" or "Scorpio Tankers") announced today that it entered into an agreement to purchase an LR2 Aframax product tanker (approximately 113,100 dead weight tons) for a purchase price of $52.2 million.  The ship, which is charter free, was built in 2008 and is scheduled to be delivered in November 2010.

The agreement also includes two purchase options with the seller.  Each option grants the Company the right, but not the obligation, to purchase a 2008 built LR1 ice class-1A product tanker (approximately 63,600 dead weight tons) for a price of $45.0 million.  Each option can be exercised at any time until September 2011.

Emanuele Lauro, the CEO of Scorpio Tankers, commented, "We are extremely pleased that we were able to capitalize on this unique opportunity.  This is the seventh vessel we will have acquired since going public, and it illustrates our strategy of deploying capital in a selective and timely fashion during the trough of the product tanker cycle.  We have agreed to acquire a modern coated tanker plus fixed-price options for two additional tankers at very attractive levels relative to recently reported values.  Upon delivery of the vessel in November, the average age of our fleet will be approximately 5.1 years.”

The vessel will be purchased via a combination of cash on hand and debt.  Upon delivery of the vessel, the Company’s net leverage (debt less cash divided by debt plus book equity less cash) is projected to be approximately 38%.

This purchase will not affect the Company’s stock buyback plan.  To date, 244,146 shares have been purchased under the plan at an average price of $10.85 per share.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns four LR1 product tankers, four Handymax tankers, and one post-Panamax tanker with an average age of 5.6 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616